UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value U.S. $.001 per Share
 (Title of Class of Securities)

4455421030

(CUSIP Number)

Jesper Theill Eriksen

TDC A/S (Formerly Tele Danmark A/S)

Noerregade 21

0900 Copenhagen C, Denmark

Tel: +45 6669 8000

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 12 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 12 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 thereto (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On June 30, 2008, TDC issued a press release which is attached as an exhibit hereto and deemed to be incorporated by reference herein.”

Item 7. Materials to be Filed as Exhibits

The following document is hereby filed as exhibit:

Exhibit

Description

Ex-99.3

Press release by TDC A/S, dated June 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2008

TDC A/S

By:

/s/ Jesper Theill Eriksen

Name: Jesper Theill Eriksen

Title:

Senior Executive

Vice President

Corporate HR & Chief of

Staff

By:

/s/ Jesper Ovesen __________

Name: Jesper Ovesen

Title:

Senior Executive Vice

President and Chief Financial

Officer

To OMX Nordic Exchange Copenhagen A/S

June 30, 2008

Release 13/2008

TDC’s subsidiary HTCC reviews its strategic alternatives

Copenhagen – Today, TDC announces that its 64.6% controlled subsidiary Hungarian Telephone and Cable Corp. (“HTCC”), which is listed on the American Stock Exchange (AMEX: HTC), has retained the investment banking firm of BNP Paribas Corporate Finance to assist it in evaluating strategic alternatives for the company. TDC does not expect to publicly disclose additional information regarding the status of the review of strategic alternatives until the review is completed. There can be no assurances that any particular course of action will be pursued or as to the timing or terms of such alternatives.

For inquiries regarding the above please contact TDC Investor Relations on +45 6663 7680.

TDC A/S

Internet:

Noerregade 21

www.tdc.com

0900 Copenhagen C

E-mail:

Tel. +45 66 63 76 80

investorrelations@tdc.dk

TDC A/S      CVR-nr. 14 77 39 08   Copenhagen

June 30, 2008

HTCC review of strategic alternatives

Release 13-2008

TDC is the leading provider of communications solutions in Denmark with a strong Nordic focus. In the Nordic region TDC has four business units: Business Nordic, Fixnet Nordic, Mobile Nordic and YouSee. TDC’s activities outside the Nordic Region comprise amongst others Sunrise, a leading telecommunications provider in Switzerland, and HTCC, a leading telecommunications provider in Hungary. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 87.9% of TDC, with the remainder of the shares held by individual and institutional shareowners.

TDC listing

Shares: OMX Nordic Exchange Copenhagen A/S

Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790